SECU[illegible] 07002957 [illegible]SION
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 46943

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs, CO 80903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig S. Ralston, President 719-632-0818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Co LLP
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Ave., Suite 400, Colorado Springs, CO 80903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig S. Ralston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires: 12-10-2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

stockman kast ryan + co
LLP

CASCADE INVESTMENT GROUP, INC.

Financial Statements

For the Year Ended December 31, 2006,

Supplemental Schedules

And

Independent Auditors' Report

stockman kast ryan + co LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. (the Company) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockman Kast Ryan + Co, LLP

February 8, 2007

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 241,301
Receivable from clearing organization	21,576
Prepaid expenses	28,899
Investments	70,062
Income taxes receivable	3,529
Total current assets	365,367
CASH HELD ON DEPOSIT WITH CLEARING BROKER	25,000
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $15,857	22,540
TOTAL	$ 412,907
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Payable to brokers	$ 60,928
Accounts payable and accrued expenses	3,154
Total current liabilities	64,082
STOCKHOLDERS' EQUITY	
Common stock, no par value, 50,000 shares authorized, 135 shares issued and outstanding	87,958
Retained earnings	260,867
Total stockholders' equity	348,825
TOTAL	$ 412,907

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions and asset management fees	$ 1,705,425
Interest	18,902
TOTAL	1,724,327
EXPENSES	
Commissions	971,924
Employee compensation and benefits	272,486
Occupancy	109,538
Clearance fees	94,232
Communications and data processing	61,778
Other	194,552
TOTAL	1,704,510
INCOME BEFORE INCOME TAX PROVISION	19,817
INCOME TAX PROVISION	4,000
NET INCOME	$ 15,817

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE – January 1, 2006	130	$ 74,941	$ 245,050	$ 319,991
Issuance of common stock	5	13,017		13,017
NET INCOME			15,817	15,817
BALANCE — December 31, 2006	135	$ 87,958	$ 260,867	$ 348,825

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net income	$ 15,817
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,437
Loss on disposal of assets	3,178
Unrealized gain on securities	(2,771)
Changes in operating assets and liabilities:	
Receivables	13,619
Income taxes	(7,069)
Prepaid expenses	(850)
Other assets	7,210
Payable to brokers	(116)
Accounts payable and accrued expenses	505
Net cash provided by operating activities	40,960
INVESTING ACTIVITIES	
Proceeds on sale of investments	2,174
Purchases of investments	(61,996)
Purchases of property and equipment	(816)
Net cash used in investing activities	(60,638)
FINANCING ACTIVITIES —	
Issuance of stock	13,017
Net cash used in financing activities	13,017
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,661)
CASH AND CASH EQUIVALENTS, January 1, 2006	247,962
CASH AND CASH EQUIVALENTS, December 31, 2006	$ 241,301

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes	$ 7,511

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

General — Cascade Investment Group, Inc. (the Company), a Colorado corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an "introducing firm" and is prohibited from receiving funds or securities from its customers, rather, the company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Asset Management Fees — Asset management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Furniture and Equipment — Furniture and equipment are recorded at cost and are being depreciated over estimated useful lives of three to seven years using the straight-line method.

Advertising — The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2006 was $17,513.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents. Cash and cash equivalents include money market mutual funds of $153,897.

The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investments — Investments are carried at market value. Realized and unrealized gains and losses are reflected in the statement of income.

Income Taxes — The Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CLEARING AGREEMENT

The Company has an agreement with RBC Dain Correspondent Services, Inc. (Dain) under which Dain clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to Dain, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from Dain based on the number and size of transactions. The Company pays all costs associated with transactions executed through Dain plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with Dain of $25,000.

The Company currently transacts all of its brokerage business through Dain. Should Dain not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Dain's ability to continue to perform under the agreement as well as the creditworthiness of Dain. It is the Company's policy to review, as necessary, the credit standing and financial viability of Dain.

3. INVESTMENTS

The cost and estimated fair market values of investments in securities at December 31, 2006 is as follows:

	Cost	Gross Unrealized Gain (Loss)	Estimated Fair Value
Equity securities	$ 55,840	$ 2,949	$ 58,789
Corporate bond funds	11,451	(178)	11,273
Total	$ 67,291	$ 2,771	$ 70,062

Income from investments for 2006 consists of the following:

Interest and dividends	$ 5,995
Unrealized gains on investment	2,771
Total	$ 8,766

4. RETIREMENT PLAN

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2006 of $20,101.

5. OPERATING LEASES

The Company leases office space and equipment under operating leases that expire at various times through 2010. Future minimum lease payments under the leases are as follows:

2007	$ 85,176
2008	82,252
2009	34,758
2010	1,756
Total	$ 203,942

Rental expense for the year ended December 31, 2006 was $120,884.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $276,548, which was $226,548 in excess of its required net capital of $50,000. The Company's net capital ratio was .23 to 1, the calculation of which is included within Supplemental Schedule I.

CASCADE INVESTMENT GROUP, INC.

SUPPLEMENTAL SCHEDULES

CASCADE INVESTMENT GROUP, INC.

SCHEDULE I — COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

Net Capital:	
Total stockholders' equity	$ 348,825
Deduct non allowable assets:	
Furniture and equipment, net	22,540
Prepaid expenses	28,899
Income taxes receivable	3,529
Other deductions or charges	5,000
Haircuts on brokerage accounts	12,309
Net capital	$ 276,548
Aggregate indebtedness — items included in financial statements	$ 64,082
Basic net capital requirement	$ 50,000
Excess net capital	$ 226,548
Ratio aggregate indebtedness to net capital	.23
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2006	$ 276,548

CASCADE INVESTMENT GROUP, INC.

SCHEDULE II — FOCUS FORM X-17A-5, PART III
DECEMBER 31, 2006

Cascade Investment Group, Inc. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c-3(k)(2)(1) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

END